Explanatory Note

The offering contemplated by the attached prospectus supplement dated October 12, 2006 was not consummated.

Filed pursuant to Rule 424(b)(5)

SEC File No. 333-132631

PROSPECTUS SUPPLEMENT (to Prospectus dated May 8, 2006).

10,416,667 Shares

Far East Energy Corporation

Common Stock

We are issuing 10,416,667 shares of our common stock to be sold in the offering at a price of $0.96 per share.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.” On October 12, 2006, the closing trading price per share of our common stock was $0.915.

Investing in our common stock involves risks. See “ Risk Factors” on page S-1 of this prospectus supplement and on page 4 of the accompanying prospectus.

We expect the gross proceeds to us in the offering to be $10,000,000. We will pay an introducer an aggregate fee equal to 6% of the gross proceeds of the sale of common stock in the offering. We will also reimburse the introducer for certain out-of-pocket expenses and disbursements incurred by it, including legal fees. We estimate that the total expenses of the offering, excluding the fee paid to the introducer, will be approximately $50,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares to the purchaser on or about October 13, 2006 against payment for such shares expected to be received by us on or about the same date.

October 13, 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should assume that this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the risks discussed in this prospectus supplement actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly and you may lose all or a part of your investment.

We have received a stockholder’s notice of intent to present a stockholder proposal and to nominate persons for election as directors.

On September 15, 2006, we received a stockholder’s notice of intent to present a stockholder proposal and to nominate for election a majority of the directors at our 2006 annual meeting. Our Nominating and Corporate Governance Committee has determined that inclusion of these nominees as part of our recommended slate is not in the best interest of our company or our stockholders. As a result, we expect to face a proxy contest. A proxy contest would require our management to expend substantial time and energy, which may divert management’s attention from our operations and fund raising initiatives. We could also incur significant additional costs, including legal and financial advisory fees, that would negatively impact our financial results. We could also experience management and employee distraction and may have difficulty attracting and retaining employees as a result of the uncertainty that often accompanies this type of event.

USE OF PROCEEDS

We expect the net proceeds from the offering as described in “Plan of Distribution” to be approximately $9,350,000 after deducting, a fee paid to the introducer of approximately $600,000, and our estimated offering expenses, which we estimate to be approximately $50,000 and which include legal, accounting and printing costs and various other fees associated with registering and listing the shares of common stock to be sold in the offering, as described in the “Plan of Distribution.” We intend to use the net proceeds to continue the drilling, completion and testing of coal bed methane wells in China and for general corporate purposes.

PLAN OF DISTRIBUTION

We are selling 10,416,667 shares of our common stock under this prospectus supplement directly to an institutional investor at a price of $0.96 per share.

We currently anticipate that the closing of the sale of 10,416,667 shares of our common stock under this prospectus supplement will take place on or about October 13, 2006. On the closing date, we will issue the shares of common stock to the institutional investor and we will receive funds in the amount of the aggregate purchase price.

We will pay an introducer an aggregate fee equal to 6% of the gross proceeds of the sale of common stock in the offering. We will also reimburse the introducer for certain out-of-pocket expenses and disbursements incurred by it, including legal fees. We estimate that the offering expenses payable by us, in addition to the fee paid to the introducer of approximately $600,000, are approximately $650,000, which include legal, accounting and printing costs and various other fees associated with registering and listing the shares of common stock to be sold in the offering.

The transfer agent for our common stock is Corporate Stock Transfer, Inc.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.”

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LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Kummer Kaempfer Bonner Renshaw & Ferrario, Las Vegas, Nevada.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a prospectus supplement that supplements the accompanying prospectus, which forms a part of a registration statement that we have filed with the SEC. This prospectus supplement relates to the offering of our common stock as described herein.

This prospectus supplement and the information incorporated by reference into it may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement or the information incorporated by reference into it is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference into it will apply and will supersede the information in the accompanying prospectus.

You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriter has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

To understand the offering of shares of our common stock under this prospectus supplement and accompanying prospectus, you should carefully read this prospectus supplement and accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

For purposes of this prospectus, the SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus supplement. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Amendment No. 1 on Form 10-K/A to our Annual Report for the year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	Our Current Reports on Form 8-K filed on January 5, 2006, March 17, 2006, April 27, 2006, July 7, 2006 and August 11, 2006;

•	Our filing on Schedule 14A filed on October 10, 2006; and

•	The description of our common stock contained in our Registration Statement on Form 10-SB12G/A, filed with the SEC on May 16, 2001, pursuant to Section 12 of the Exchange Act, including all amendments and reports filed for the purpose of updating such description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus supplement and deemed to be part of this prospectus supplement from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus supplement, but not delivered with the prospectus supplement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates. You should direct written requests to: Secretary, Far East Energy Corporation, 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060, or you may call us at (832) 598-0470.

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